Exhibit 12

AETNA INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS

TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended	Years Ended
	September 30,	December 31,
(Millions)	2004	2003	2002	2001		2000		1999
Pretax income (loss) from continuing operations	$1,430.0	$1,441.6	$544.8	$(378.7	) (1)	$(39.0	) (2)	$744.8
Add back fixed charges	111.0	161.1	178.3	218.8		360.9		322.3

Income as adjusted	$1,541.0	$1,602.7	$723.1	$(159.9)		$321.9		$1,067.1

Fixed charges:
Interest on indebtedness	$76.6	$102.9	$119.5	$142.8		$248.2		$232.7
Portion of rents representative of interest factor	34.4	58.2	58.8	76.0		112.7		89.6

Total fixed charges	111.0	161.1	178.3	218.8		360.9		322.3

Preferred stock dividend requirements (3)	—	—	—	—		—		56.9

Total combined fixed charges and preferred stock dividend requirements (3)	$111.0	$161.1	$178.3	$218.8		$360.9		$379.2

Ratio of earnings to fixed charges	13.89	9.95	4.06	(0.73	) (1)	0.89	(2)	3.31

Ratio of earnings to combined fixed charges and preferred stock dividends	13.89	9.95	4.06	(0.73	) (1)	0.89	(2)	2.81

(1)	Pretax loss from continuing operations reflects a severance and facilities charge of $192.5 million. Additional pretax income from continuing operations necessary to achieve both a ratio of earnings to fixed charges of 1.0 and a ratio of earnings to combined fixed charges and preferred stock dividends of 1.0, was approximately $378.7 million.

(2)	Pretax loss from continuing operations reflects a goodwill write-off of $310.2 million, a severance and facilities charge of $142.5 million and $57.8 million of change-in control related payments and other costs required to effect the spin-off of the Company from its predecessor, former Aetna. Additional pretax income from continuing operations necessary to achieve both a ratio of earnings to fixed charges of 1.0 and a ratio of earnings to combined fixed charges and preferred stock dividends of 1.0, was approximately $39.0 million.

(3)	Although the Company did not pay preferred stock dividends, preferred stock dividends paid by former Aetna, one of the Company’s predecessors, have been included for purposes of this calculation for the year ending December 31, 1999 (through the redemption date of July 19, 1999), as the preferred stock issued by former Aetna was issued in connection with the acquisition of U.S. Healthcare Inc. in 1996.